www.linkedin.com/in/ananddas
(LinkedIn)
www.komli.com (Other)
pubmatic.com (Other)

Top Skills

Scalability

Distributed Systems

Enterprise Software

Languages

Hindi

Marathi

English

Oriya

Patents

System and method for conveying backup and restore data via email

Intelligent ad auction and sla compliance techniques

Backup search agents for use with desktop search tools

AD SERVING AND INTELLIGENT IMPRESSION THROTTLING TECHNIQUES IMPLEMENTED IN ELECTRONIC DATA NETWORKS

Granular control application for delivering online advertising

Anand Das

Founder & CTO, Bito | Deep Codebase Context for AI Coding Agents

San Francisco Bay Area

Summary

Anand is co-founder and CTO of Bito. We build codebase intelligence for AI coding and reviews, so AI tools can reason about real systems instead of guessing. Formerly, Anand was CTO at Eyeota which was acquired by Dun & Bradstreet in 2021.
He led the company's technical strategy, product innovation and spearheaded the development of Eyeota audience technology platform.Prior to joining Eyeota, Anand co-founded and was CTO of of PubMatic in 2006, which went public in 2020 (NASDAQ: PUBM). Anand was responsible for establishing the company's technical vision, innovating on incredible technical complexity, and positioning PubMatic for future growth. He led the building of software systems handling over 300 billion ad auctions per day that generate over 100 terabytes of data per day across a global cloud network owned and provisioned by PubMatic.Prior to PubMatic, he held various engineering roles at Panta Systems, a high-performance computing startup led by the CTO of Veritas, and at Veritas and Symantec, where he worked on a variety of storage and backup products.Anand has seven patents to his name in systems software, storage software, advertising and application software. Anand also served on the IAB tech lab board of directors from 2015 to 2018 and is on the board of TruckX and an advisor to Lemma Technologies a DOOH startup and AmplifyReach a conversational automation platform.He holds a master's and bachelor's degree in Computer Science from the University Of Pune, India.

Experience

Bito
Co-Founder and CTO
June 2021 - Present (5 years 1 month)

Bito's mission is to enable developers to innovate at the speed of thought. We believe developers can become 10-20x more productive and GenAI is the key to this. We are building agents to help automate various tasks for developers.

Our first agent uses AI to do Code Review, like a human would. It deeply understands your code and does a sophisticated analysis of the PR -- posting comments right into git. Give developers feedback in minutes instead of days, cut your code review time by 50%, and improve quality! Check out our 2-minute video to see it in action: https://bito.ai

Sentrilite
Director
July 2025 - Present (1 year)

FirstPartyCapital
Limited Partner
October 2021 - Present (4 years 9 months)

FirstPartyCapital is a sector-focussed venture fund investing capital and expertise into fast-growth ad tech, martech and digital media startups globally.

Lemma Technologies
Advisor
January 2019 - Present (7 years 6 months)
Pune, Maharashtra, India

TruckX Inc
Board Member
July 2016 - Present (10 years)
San Jose, California

AmplifyReach
Advisor
January 2019 - April 2025 (6 years 4 months)

Safeter
Board Member, Advisor
May 2020 - March 2023 (2 years 11 months)

Safeter's mission is to make Reopening and Staying Open safe and easy for employers and employees around the world. We provide an easy-to-use solution for scheduling employees to come back to the office, contact tracing, testing, and symptom checks. Our goal is to enable HR to allow their employees to show up and be their best, whether for collaboration, social interaction, mental health, or they just need to do their job at the office. But safely!

Dun & Bradstreet
SVP, Audience Solutions Technology and Advisor
November 2021 - June 2022 (8 months)

PubMatic
15 years 8 months

Co-Founder and Advisor
January 2019 - June 2022 (3 years 6 months)
Redwood City, CA, United States

Co-Founder and CTO
November 2006 - January 2019 (12 years 3 months)

About PubMatic (Nasdaq: PUBM):
PubMatic enables publishers to realize the full potential of their digital assets. Since 2006, PubMatic has been at the forefront of developing innovative technology to help publishers automate the process of evaluating and selling their advertising inventory. PubMatic gives premium publishers a real-time media selling platform for managing revenue and brand strategy. PubMatic's platform combines real-time bidding (RTB), the most comprehensive brand protection tools, unified optimization and audience insights as well as hands-on support to serve the world's leading publishers.

Eyeota
CTO
September 2019 - November 2021 (2 years 3 months)

Oversee technical strategy, product innovation and development of Eyeota audience technology platform

Panta Systems
Senior Engineer
October 2005 - November 2006 (1 year 2 months)

Designed and implemented caching for SRP target to reduce I/O latency, LUN masking support for SRP target and UBD (Union Block Device) driver. Developed and delivered SRP based storage appliance.

VERITAS (Now Symantec)
Sr. Software Engineer
July 2000 - October 2005 (5 years 4 months)

Worked on (VxTF) EMC Foundation Suite by Veritas (Integration of Veritas Volume Manager with EMC's Symmetrix ICDA); SANVM, GCS, VSFN (Veritas Storage Foundation for Networks) which puts VM inside switch. Designed and implemented data crawling utility for NBU SRM and federated search and restore. Also designed and implemented various product ideas as a part of research activity.

_____

Education

Savitribai Phule Pune University
MCS, Computer Science · (1998 - 2000)

Savitribai Phule Pune University
BCS, Computer Science · (1995 - 1998)